Filed pursuant to Rule 253(g)(2)

File No. 024-12402

SUPPLEMENT DATED DECEMBER 23, 2024

TO OFFERING CIRCULAR DATED JUNE 25, 2024

BOXABL INC.

5345 E. N. Belt Road, North Las Vegas, NV 89115

(702) 500-9000

This document supplements, and should be read in conjunction with, the offering circular dated June 25, 2024, of BOXABL Inc. (the “Company”) and the supplements thereto dated October 18, 2024 and November 19, 2024. (collectively, the “Offering Circular”).

The offering circular dated June 25, 2024, is available HERE.

The supplement dated October 18, 2024, is available HERE.

The supplement dated November 19, 2024, is available HERE.

The purpose of this supplement is to update the Company’s Offering Circular to reflect the termination of its Fifth Amended and Restated Stockholders Agreement (the “Stockholders Agreement”) as discussed in its Definitive Information Statement filed on November 4, 2024, which is available HERE, as well as to add the Broker’s affiliate, DealMaker Reach as a provider of certain marketing consulting services to the Company.

Termination of the Stockholders Agreement

The Stockholders Agreement terminated on December 21, 2024, and following that date has no further force or effect. As a result of the termination of the Stockholders Agreement, investors will no longer be subject to the requirements of the Stockholders Agreement, including but not limited to:

●	Investors will no longer be required to join as Stockholders under the Stockholders Agreement;

●	Investors will not encounter any transfer restrictions formerly in place under the Stockholders Agreement;

●	Investors will no longer be subject to the choice of forum included as part of the Stockholders Agreement, but will continue to be subject to the choice of forum under the Company’s Articles of Incorporation and Subscription Agreement;

●	Investors will no longer be required to obtain spousal consent under the Stockholders Agreement.

Provision of Services by DealMaker Reach

As a result of the engagement of DealMaker Reach, the following discussion included with the “Plan of Distribution” is amended as follows:

c) Marketing and Advisory Services

The Company has also engaged DealMaker Reach, LLC (“Reach”), an affiliate of Broker, for certain marketing advisory and asset creation services. Reach will advise on the design and messaging on creative assets, website design and implementation, paid media and email campaigns, advise on optimizing the Company’s campaign page to track investor progress, and advise on strategic planning, implementation, and execution of Company’s capital raise marketing budget.

For these services, we have agreed to pay Reach:

●	A $12,000 monthly marketing advisory fee, to a maximum of $96,000

●	Supplementary Marketing Services, as may be authorized by the Company on a case-by-case basis, up to a maximum of $250,000

If the Offering is fully subscribed, with all sales conducted through the Broker, the maximum amount of underwriting compensation payable to Broker and its affiliates will be $1,846,000.